Exhibit 99

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)
Prepared in accordance with U.S. GAAP

		2017					2018					2019
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North American vehicle volumes (including Mexico)		4.534	4.456	3.979	4.146	17.115	4.414	4.369	4.049	4.196	17.028	4.250	4.277	8.527

European vehicle volumes:
Western Europe		4.012	3.830	3.337	3.762	14.941	3.939	4.005	3.005	3.406	14.355	3.741	3.688	7.429
Eastern Europe		1.880	1.962	1.634	1.956	7.432	1.974	2.070	1.696	2.066	7.806	2.021	2.093	4.114
Total Europe		5.892	5.792	4.971	5.718	22.373	5.913	6.075	4.701	5.472	22.161	5.762	5.781	11.543

Asia volumes		12.666	11.534	12.139	14.05	50.389	12.573	12.362	11.758	13.058	49.751	12.074	11.331	23.405

China volumes		6.79	6.022	6.499	8.414	27.725	6.668	6.641	6.158	7.129	26.596	6.119	5.386	11.505

Magna Steyr vehicle assembly volumes		0.008	0.021	0.022	0.027	0.078	0.041	0.033	0.034	0.037	0.145	0.046	0.043	0.089

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.756	0.744	0.798	0.787	0.771	0.790	0.775	0.765	0.756	0.772	0.752	0.748	0.750
1 Euro equals U.S. dollars		1.066	1.101	1.175	1.178	1.130	1.229	1.193	1.163	1.141	1.182	1.135	1.124	1.130
1 Chinese renminbi equals U.S. dollars		0.145	0.146	0.150	0.151	0.148	0.157	0.157	0.147	0.145	0.152	0.148	0.147	0.148

CONSOLIDATED STATEMENTS OF INCOME
Sales		8,900	9,140	8,864	9,684	36,588	10,792	10,280	9,618	10,137	40,827	10,591	10,126	20,717

Costs and expenses:
Cost of goods sold		7,457	7,745	7,488	8,205	30,895	9,293	8,795	8,253	8,714	35,055	9,164	8,710	17,874
Selling, general and administrative		416	409	406	437	1,668	396	434	403	431	1,664	421	453	874
Equity income		(67)	(54)	(45)	(87)	(253)	(87)	(72)	(62)	(56)	(277)	(35)	(48)	(83)

EBITDA	2	1,094	1,040	1,015	1,129	4,278	1,190	1,123	1,024	1,048	4,385	1,041	1,011	2,052
Depreciation and amortization		276	282	310	316	1,184	315	320	325	318	1,278	321	334	655
EBIT	3	818	758	705	813	3,094	875	803	699	730	3,107	720	677	1,397
Interest expense, net		19	11	20	20	70	21	23	23	26	93	31	14	45

Operating income	2	799	747	685	793	3,024	854	780	676	704	3,014	689	663	1,352
Other expense (income), net	2	6	3	2	28	39	3	(39)	2	97	63	(679)	68	(611)
Income from operations before income taxes		793	744	683	765	2,985	851	819	674	607	2,951	1,368	595	1,963
Income taxes		206	183	162	190	741	182	183	114	140	619	267	145	412

Net income		587	561	521	575	2,244	669	636	560	467	2,332	1,101	450	1,551
Income attributable to non-controlling interests		(10)	(13)	(9)	(16)	(48)	(9)	(10)	(6)	(11)	(36)	5	2	7
Net income attributable to Magna International Inc.		577	548	512	559	2,196	660	626	554	456	2,296	1,106	452	1,558

Adjusted net income attributable to Magna International Inc.	2	583	551	514	571	2,219	663	590	535	542	2,330	531	509	1,040

Diluted earnings per share:
Diluted		$ 1.51	$ 1.44	$ 1.38	$ 1.54	$ 5.87	$ 1.83	$ 1.77	$ 1.62	$ 1.37	$ 6.61	$ 3.39	$ 1.42	$ 4.83
Adjusted Diluted		$ 1.53	$ 1.45	$ 1.39	$ 1.58	$ 5.93	$ 1.84	$ 1.67	$ 1.56	$ 1.63	$ 6.71	$ 1.63	$ 1.59	$ 3.22

Weighted average number of Common Shares outstanding
during the year (in millions):		383.4	379.5	370.4	362.3	373.9	359.9	354.1	343.0	333.2	347.5	326.3	319.5	322.9

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.7%	4.5%	4.6%	4.5%	4.6%	3.7%	4.2%	4.2%	4.3%	4.1%	4.0%	4.5%	4.2%
EBITDA /Sales		12.3%	11.4%	11.5%	11.7%	11.7%	11.0%	10.9%	10.6%	10.3%	10.7%	9.8%	10.0%	9.9%
EBIT /Sales		9.2%	8.3%	8.0%	8.4%	8.5%	8.1%	7.8%	7.3%	7.2%	7.6%	6.8%	6.7%	6.7%
Operating income /Sales		9.0%	8.2%	7.7%	8.2%	8.3%	7.9%	7.6%	7.0%	6.9%	7.4%	6.5%	6.5%	6.5%
Effective tax rate
Reported		26.0%	24.6%	23.7%	24.8%	24.8%	21.4%	22.3%	16.9%	23.1%	21.0%	19.5%	24.4%	21.0%
Excluding Other expense (income), net of taxes		25.8%	24.5%	23.6%	26.0%	25.0%	21.3%	23.1%	20.0%	21.4%	21.5%	23.7%	23.5%	23.6%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(United States dollars in millions) (Unaudited)

	2017				2018				2019
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q
ASSETS									[Note 1]
Current assets:
Accounts receivable	6,776	6,852	6,940	6,695	8,073	7,656	7,160	6,548	7,446	7,204
Inventories	3,242	3,472	3,609	3,542	3,564	3,600	3,580	3,403	3,501	3,521
Prepaid expenses and other	205	230	225	237	250	201	237	250	275	278
	10,223	10,554	10,774	10,474	11,887	11,457	10,977	10,201	11,222	11,003
Current liabilities:
Accounts payable and other accruals	8,603	8,440	8,698	8,876	9,855	9,048	8,847	8,597	9,347	9,048

Working capital	1,620	2,114	2,076	1,598	2,032	2,409	2,130	1,604	1,875	1,955
Investments	1,844	1,828	1,934	2,079	2,132	2,320	2,337	2,189	2,408	2,334
Fixed assets, net	7,130	7,462	7,741	8,176	8,204	8,026	7,743	8,095	7,958	8,109
Goodwill, other assets and intangible assets	3,390	3,589	3,693	3,775	3,837	3,684	3,467	3,527	3,487	3,593
Operating lease right-of-use assets	-	-	-	-	-	-	-	-	1,716	1,744
	13,984	14,993	15,444	15,628	16,205	16,439	15,677	15,415	17,444	17,735
Net assets held for sale					-	-	568	541	-	-
Funds employed	13,984	14,993	15,444	15,628	16,205	16,439	16,245	15,956	17,444	17,735
FINANCING
Straight debt:
Short-term borrowings	488	868	457	259	262	1,123	1,291	1,098	335	199
Cash and cash equivalents	(831)	(666)	(783)	(726)	(769)	(626)	(884)	(684)	(925)	(563)
Long-term debt due within one year	152	138	102	108	114	120	231	201	122	112
Current portion of operating lease liabilities	-	-	-	-	-	-	-	-	176	214
Long-term debt	2,394	2,427	3,175	3,195	3,220	3,115	3,112	3,084	3,062	3,071
Operating lease liabilities	-	-	-	-	-	-	-	-	1,566	1,544
	2,203	2,767	2,951	2,836	2,827	3,732	3,750	3,699	4,336	4,577
Long-term employee benefit liabilities	679	719	739	670	691	659	592	597	598	606
Other long-term liabilities	291	290	248	326	340	314	291	400	396	404
Deferred tax liabilities, net	16	16	46	84	54	86	107	101	167	196
	986	1,025	1,033	1,080	1,085	1,059	990	1,098	1,161	1,206
Shareholders' equity	10,795	11,201	11,460	11,712	12,293	11,648	11,505	11,159	11,947	11,952
	13,984	14,993	15,444	15,628	16,205	16,439	16,245	15,956	17,444	17,735

ASSET UTILIZATION RATIOS
Days in accounts receivable	68.5	67.5	70.5	62.2	67.3	67.0	67.0	58.1	63.3	64.0
Days in accounts payable	103.8	98.1	104.5	97.4	95.4	92.6	96.5	88.8	91.8	93.5
Inventory turnover - cost of sales	9.2	8.9	8.3	9.3	10.4	9.8	9.2	10.2	10.5	9.9
Working capital turnover	22.0	17.3	17.1	24.2	21.2	17.1	18.1	25.3	22.6	20.7
Total asset turnover	2.5	2.4	2.3	2.5	2.7	2.5	2.5	2.6	2.4	2.3

CAPITAL STRUCTURE
Straight debt	15.8%	18.5%	19.1%	18.1%	17.4%	22.7%	23.1%	23.2%	24.9%	25.8%
Long-term employee benefit liabilities, other long-term
liabilities & deferred tax liabilities, net	7.0%	6.8%	6.7%	6.9%	6.6%	6.4%	6.1%	6.9%	6.7%	6.8%
Shareholders' equity	77.2%	74.7%	74.2%	74.9%	75.9%	70.9%	70.8%	69.9%	68.5%	67.4%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization	21.9%	23.5%	24.6%	23.3%	22.6%	27.2%	28.7%	28.2%	30.6%	30.1%
ANNUALIZED RETURNS
Return on assets (EBIT/assets employed)	23.4%	20.2%	18.3%	20.8%	21.6%	19.5%	17.8%	18.9%	16.5%	15.3%
Return on equity (Net income attributable to Magna
International Inc. / Average shareholders' equity)	22.0%	19.9%	18.1%	19.3%	22.0%	20.9%	19.1%	16.1%	38.3%	15.1%
Adjusted Return on equity (Adjusted Net income attributable
to Magna International Inc. / Average shareholders' equity)	22.2%	20.0%	18.2%	19.7%	22.1%	19.7%	18.5%	19.1%	18.4%	17.0%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars in millions) (Unaudited)

		2017					2018					2019
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL

Operating activities
Net income		587	561	521	575	2,244	669	636	560	467	2,332	1,101	450	1,551
Items not involving current cash flows		274	373	352	316	1,315	363	303	339	534	1,539	(213)	470	257
		861	934	873	891	3,559	1,032	939	899	1,001	3,871	888	920	1,808
Changes in operating assets and liabilities		(404)	(376)	9	558	(213)	(455)	(472)	177	597	(153)	(294)	-	(294)

Cash provided from operating activities		457	558	882	1,449	3,346	577	467	1,076	1,598	3,718	594	920	1,514

Investment activities
Fixed asset additions		(323)	(421)	(380)	(751)	(1,875)	(243)	(379)	(381)	(647)	(1,650)	(251)	(328)	(579)
Investment in Lyft, Inc.		-	-	-	-	-	-	(200)	(20)	-	(220)	-	-	-
Increase in investments, other assets and intangible assets		(83)	(143)	(158)	(267)	(651)	(114)	(103)	(114)	(150)	(481)	(82)	(107)	(189)
Proceeds from disposition		142	14	71	105	332	29	48	76	70	223	86	26	112
Acquisitions		-	-	-	-	-	-	4	-	(152)	(148)	-	(152)	(152)
Proceeds on disposal of facilities		-	-	-	49	49	-	-	-	-	-	-	-	-
Sale of Fluid Pressure & Controls Business ["FP&C"]		-	-	-	-	-	-	-	-	-	-	1,129	-	1,129

Cash provided from (used for) investment activities		(264)	(550)	(467)	(864)	(2,145)	(328)	(630)	(439)	(879)	(2,276)	882	(561)	321

Financing activities
Net issues (repayments) of debt		(145)	313	141	(197)	112	3	886	262	(284)	867	(855)	(187)	(1,042)
Common Shares issued on exercise of stock options		6	5	9	24	44	5	41	1	3	50	8	6	14
Repurchase of Common Shares		(100)	(383)	(422)	(366)	(1,271)	(103)	(729)	(520)	(479)	(1,831)	(284)	(409)	(693)
Shares repurchased for tax withholdings on vesting of equity awards		-	-	-	(11)	(11)	-	(2)	(4)	(10)	(16)	(3)	(2)	(5)
Contributions to subsidiaries by non-controlling interests		-	10	-	-	10	-	4	-	-	4	2	-	2
Dividends paid to non-controlling interests		-	(7)	(26)	(5)	(38)	-	(30)	-	(39)	(69)	-	(13)	(13)
Dividends paid		(105)	(101)	(99)	(95)	(400)	(118)	(115)	(109)	(106)	(448)	(119)	(110)	(229)

Cash (used for) provided from financing activities		(344)	(163)	(397)	(650)	(1,554)	(213)	55	(370)	(915)	(1,443)	(1,251)	(715)	(1,966)
Effect of exchange rate changes on cash, cash equivalents
and restricted cash equivalents		11	3	1	9	24	10	(31)	(10)	(5)	(36)	14	(4)	10
Net increase (decrease) in cash, cash equivalents
and restricted cash equivalents during the period		(140)	(152)	19	(56)	(329)	46	(139)	257	(201)	(37)	239	(360)	(121)
Cash, cash equivalents and restricted cash equivalents,
beginning of period	4	1,168	1,028	876	895	1,168	839	885	746	1,003	839	802	1,041	802
Cash, cash equivalents and restricted cash equivalents,
end of period		1,028	876	895	839	839	885	746	1,003	802	802	1,041	681	681

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)

	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018.

Note 1:	LEASES ADOPTION
	On January 1, 2019, the Company adopted ASC 842, Leases using the modified retrospective transition approach, without restatement of comparative periods' financial information. The adoption requires the Company to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.

Note 2:	NON-GAAP MEASURES
	The Company presents Operating income, EBIT (Earnings before interest and taxes) and EBITDA (Earnings before interest, taxes and depreciation and amortization) before Other expense (income),net. The Company also presents Adjusted Net Income (Net Income before Other expense (income),net , net of tax and excluding significant income tax valuation allowance adjustments), Adjusted Diluted Earnings per Share, Gross margin as a percentage of sales, Adjusted EBIT and Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies. Other expense (income), net consists of:

			2017					2018					2019
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL

	Gain on the sale of FP&C	[a]	-	-	-	-	-	-	-	-	-	-	(516)	(6)	(522)
	Unrealized (gain) loss on investment revaluations	[b]	-	-	-	-	-	-	(56)	-	-	(56)	(177)	67	(110)
	Restructuring charges	[c]	6	3	2	18	29	3	17	2	23	45	14	7	21
	Impairment charges	[d]	-	-	-	81	81	-	-	-	74	74	-	-	-
	Gain on formation of a new venture	[e]	-	-	-	(45)	(45)	-	-	-	-	-	-	-	-
	Gain on sale of investment	[f]	-	-	-	(26)	(26)	-	-	-	-	-	-	-	-

			6	3	2	28	39	3	(39)	2	97	63	(679)	68	(611)

	[a] Gain on the sale of FP&C
	In Power & Vision, during the first quarter of 2019, the Company recorded a gain on the sale of the FP&C business of $516 million, and in the second quarter recorded an increase in the gain on sale of $6 million as a result of finalizing the proceeds relating to working capital.
	[b] Unrealized (gain) loss on investment revaluations
In Corporate, during the first and second quarters of 2019, the Company recorded unrealized gains of $177 million and net unrealized losses of $67 million, respectively, substantially related to its investment in Lyft, Inc.

	In Corporate, during the second quarter of 2018, the Company remeasured its private equity investments at fair value, resulting in a $56 million unrealized gain, substantially related to its investment in Lyft, Inc.
	[c] Restructuring charges
			2017					2018					2019
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL

	Power & Vision		6	3	2	3	14	3	12	2	3	20	-	-	-
	Body Exteriors & Structures		-	-	-	15	15	-	5	-	20	25	14	7	21
			6	3	2	18	29	3	17	2	23	45	14	7	21
	[d] Impairment charges
In Body Exteriors & Structures, during the fourth quarter of 2018, the Company recorded $14 million of impairment charges for fixed assets. In Power & Vision, during the fourth quarter of 2018, the Company recorded a $60 million impairment charge on investment.

	In Body Exteriors & Structures, during the fourth quarter of 2017, the Company recorded $64 million of impairment charges for fixed assets. In Power & Vision, during the fourth quarter of 2017, the Company recorded a $17 million impairment charge on investment.
	[e] Gain on formation of a new venture
	In Seating Systems, the Company recorded a gain of $45 million related to the formation of a new venture.
	[f] Gain on the sale of investment
	In Corporate, the Company recorded a gain of $26 million on the sale of a cost-based investment.

	2017					2018					2019
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL

Net income attributable to Magna International Inc.	577	548	512	559	2,196	660	626	554	456	2,296	1,106	452	1,558
Exclude:
Gain on the sale of FP&C	-	-	-	-	-	-	-	-	-	-	(438)	(7)	(445)
Unrealized (gain) loss on investment revaluations	-	-	-	-	-	-	(53)	-	-	(53)	(151)	57	(94)
Restructuring charges	6	3	2	14	25	3	17	2	21	43	14	7	21
Impairment charges	-	-	-	81	81	-	-	-	71	71	-	-	-
Reassessment of deferred tax balances - FP&C [g]	-	-	-	-	-	-	-	(21)	-	(21)	-	-	-
Gain on formation of a new venture	-	-	-	(34)	(34)	-	-	-	-	-	-	-	-
Gain on sale of investment	-	-	-	(26)	(26)	-	-	-	-	-	-	-	-
US tax reform	-	-	-	(23)	(23)	-	-	-	11	11	-	-	-
Adjustment to tax valuation allowance [h]	-	-	-	-	-	-		-	(17)	(17)	-	-	-
											-		-
Adjusted net income attributable to Magna International Inc.	583	551	514	571	2,219	663	590	535	542	2,330	531	509	1,040

Diluted earnings per share	$ 1.51	$ 1.44	$ 1.38	$ 1.54	$ 5.87	$ 1.83	$ 1.77	$ 1.62	$ 1.37	$ 6.61	$ 3.39	1.42	$ 4.83
Exclude:
Gain on the sale of FP&C	-	-	-	-	-	-	-	-	-	-	(1.34)	(0.02)	(1.38)
Unrealized (gain) loss on investment revaluations	-	-	-	-	-	-	(0.15)	-	-	(0.15)	(0.46)	0.17	(0.29)
Restructuring charges	0.02	0.01	0.01	0.04	0.06	0.01	0.05	-	0.06	0.12	0.04	0.02	0.06
Impairment charges	-	-	-	0.22	0.22	-	-	-	0.22	0.21	-	-	-
Reassessment of deferred tax balances - FP&C [g]	-	-	-	-	-	-	-	(0.06)	-	(0.06)	-	-	-
Gain on formation of a new venture	-	-	-	(0.09)	(0.09)	-	-	-	-	-	-	-	-
Gain on sale of investment	-	-	-	(0.07)	(0.07)	-	-	-	-	-	-	-	-
US tax reform	-	-	-	(0.06)	(0.06)	-	-	-	0.03	0.03	-	-	-
Adjustment to tax valuation allowance [h]	-	-	-	-	-	-	-	-	(0.05)	(0.05)	-	-	-

Adjusted diluted earnings per share	$ 1.53	$ 1.45	$ 1.39	$ 1.58	$ 5.93	$ 1.84	$ 1.67	$ 1.56	$ 1.63	$ 6.71	$ 1.63	$ 1.59	$ 3.22
[g] Reassessment of deferred tax balances - FP&C
Reassessment of deferred tax balances relating to timing differences that reversed on closing of the sale of the global Fluid Pressure & Controls ["FP&C"] business.
[h] Adjustment to tax valuation allowance
During the fourth quarter of 2018, the Company released $17 million of the tax valuation allowance in India.

Note 3:	SEGMENTED INFORMATION

		2017					2018					2019
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
	Body Exteriors & Structures Group
	Total sales	4,167	4,109	4,004	4,333	16,613	4,619	4,551	4,180	4,177	17,527	4,308	4,243	8,551
	Adjusted EBIT	349	337	306	354	1,346	343	388	326	356	1,413	363	341	704
	Adjusted EBIT as a percentage of total sales	8.4%	8.2%	7.6%	8.2%	8.1%	7.4%	8.5%	7.8%	8.5%	8.1%	8.4%	8.0%	8.2%

	Power & Vision
	Total sales	2,963	2,892	2,830	2,944	11,629	3,190	3,197	2,947	2,987	12,321	3,083	2,808	5,891
	Adjusted EBIT	328	266	267	322	1,183	359	299	259	254	1,171	216	201	417
	Adjusted EBIT as a percentage of total sales	11.1%	9.2%	9.4%	10.9%	10.2%	11.3%	9.4%	8.8%	8.5%	9.5%	7.0%	7.2%	7.1%

	Seating Systems
	Total sales	1,335	1,367	1,217	1,305	5,224	1,470	1,424	1,219	1,435	5,548	1,433	1,452	2,885
	Adjusted EBIT	116	117	95	106	434	130	117	69	110	426	94	83	177
	Adjusted EBIT as a percentage of total sales	8.7%	8.6%	7.8%	8.1%	8.3%	8.8%	8.2%	5.7%	7.7%	7.7%	6.6%	5.7%	6.1%

	Complete Vehicles
	Total sales	527	869	938	1,213	3,547	1,660	1,280	1,391	1,687	6,018	1,928	1,802	3,730
	Adjusted EBIT	6	15	17	28	66	19	1	24	24	68	28	43	71
	Adjusted EBIT as a percentage of total sales	1.1%	1.7%	1.8%	2.3%	1.9%	1.1%	0.1%	1.7%	1.4%	1.1%	1.5%	2.4%	1.9%

	Corporate and other
	Intercompany fees	(92)	(97)	(125)	(111)	(425)	(147)	(172)	(119)	(149)	(587)	(161)	(179)	(340)
	Adjusted EBIT	19	23	20	3	65	24	(2)	21	(14)	29	19	9	28

	Total
	Total sales	8,900	9,140	8,864	9,684	36,588	10,792	10,280	9,618	10,137	40,827	10,591	10,126	20,717
	Adjusted EBIT	818	758	705	813	3,094	875	803	699	730	3,107	720	677	1,397
	Adjusted EBIT as a percentage of total sales	9.2%	8.3%	8.0%	8.4%	8.5%	8.1%	7.8%	7.3%	7.2%	7.6%	6.8%	6.7%	6.7%

Note 4:	CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS

	A reconciliation of Cash and cash equivalents and Restricted cash equivalents (included in prepaid expenses) to Total cash, cash equivalents and restricted cash equivalents is as follows:

		2017					2018					2019
		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q

	Cash and cash equivalents	(831)	(666)	(783)	(726)		(769)	(626)	(884)	(684)		(925)	(563)
	Restricted cash equivalents included in prepaid expenses	(197)	(210)	(112)	(113)		(116)	(120)	(119)	(118)		(116)	(118)
	Total cash, cash equivalents and restricted cash equivalents	(1,028)	(876)	(895)	(839)		(885)	(746)	(1,003)	(802)		(1,041)	(681)